UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024 (Report No. 2)
Commission File Number: 001-41544

SATIXFY COMMUNICATIONS LTD.
(Translation of registrant’s name into English)

12 Hamada Street, Rehovot 7670314
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

CONTENTS

Amendment to Master Purchase Agreement

On October 17, 2024, SatixFy UK Limited, a wholly owned subsidiary of SatixFy Communications Ltd. (the “Company”), and MacDonald, Dettwiler and Associates Corporation, an affiliate of MDA Space and Robotics Limited Ltd. (“MDA”) entered into an amendment (the “Amendment”) to the Master Purchase Agreement (the “MPA”), originally entered into on October 31, 2023, by and between SatixFy UK Limited and MDA. The Amendment increases the scope of the original MPA and modifies the terms of the pre-purchase payments and certain product delivery conditions.

Pursuant to the Amendment, MDA will pay $5 million of pre-purchase funds upon signature of the Amendment that were previously tied to an outstanding milestone under the original MPA. Furthermore, an additional $3 million of pre-purchase fund payments have been added to the MPA that are contingent on the achievement of two new milestones.

The foregoing summary of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

The MPA was previously announced on the Company Report of Foreign Private Issuer Form 6-K dated November 1, 2023.

Press Release

On October 23, 2024, the Company issued a press release titled “SatixFy signs agreements worth $10 million, of which, including $5 million in new agreements and a $5 million prepayment associated with an existing contract with MDA Space,” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K (other than the third and fourth paragraphs of Exhibit 99.1 furnished herewith) is incorporated by reference into the Company’s Registration Statements on Form F-3 (Registration No. 333-279869) and Form S-8 (Registration Nos. 333-268005 and 333-275902), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment No. 1 to Master Purchase Agreement dated October [22], 2024 between SatixFy UK Ltd. and MDA.
99.1
Press Release, dated October 23, 2024, titled “SatixFy signs agreements worth $10 million, of which, including $5 million in new agreements and a $5 million prepayment associated with an existing contract with MDA Space.”

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Certain information contained in this Exhibit has been excluded pursuant to Item 601(b)(10)(iv) of Regulation S-K because it is both not material and is the type of information that the Company treats as private or confidential.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

Date: October 23, 2024	By:	/s/ Oren Harari
		Name	Oren Harari
		Title:	Interim Chief Financial Officer